FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For 17 May 2002
Commission File Number 0 - 30358

Ebookers plc
(Name of Registrant)

25, Farringdon Street, LONDON EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosure:

Issue of Shares

Friday, May 17, 2002

ebookers plc (LSE: EBR, Nasdaq: EBKR, Neuer Markt: eb6)

RNS Announcement / Ad Hoc

Director's holding change and share issue

Following the payment of the consideration due under a Call Option Agreement dated 16th November, 1999 relating to Callbookers Limited (the holding company for Flightbookers plc acquired by ebookers plc in November 2000), a further 3 million ordinary shares of 14p each have been issued to Flightbookers Investments Limited. As a result of this, the interests of Mr Dinesh Dhamija, Chairman and CEO of ebookers plc have increased from 26,520,700* to 29,520,700 ordinary shares of 14p in the share capital of the Company.

Flightbookers plc was acquired by ebookers plc in November 2000 through the acquisition of Callbookers Ltd. 50% of the consideration was paid at the time with the issue of 3 million ordinary shares, with the remaining 50% to be paid within two years. The issue of a further 3 million ordinary shares now completes the transaction.

Application has been made for the admission to the Official List (London Stock Exchange) of 3,000,000 ordinary shares of 14p each in ebookers plc. It is anticipated that these shares will be admitted to the Daily Official List on Wednesday 22nd May 2002.

After this issue the total number of ordinary shares outstanding of ebookers plc is now 49,833,516. On the Nasdaq National Market and the Neuer Markt in Frankfurt where ADRs (American Depositary Receipts) are traded this is equivalent to 24,916,758 ADRs outstanding . (One ADR equals two ordinary shares).

*As a result of his interest under a trust which controls Flightbookers Investments Limited, Mr Dinesh Dhamija has an interest in 25,964,136 ordinary shares held by Flightbookers Investments Limited (prior to the transfer of the above 3 million ordinary shares). Mr Dinesh Dhamija also holds 556,564 ordinary shares of 14p in his own name.

For further information

Helen O'Byrne - Company Secretary, ebookers plc

+20 7489 2208

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ebookers plc

Dated: 17 May 2002

Sanjiv Talwar
Managing Director